UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-65894

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Velocity Clearing, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Highway 36 – Suite 109
(No. and Street)

Hazlet   NJ   07730
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero   (732) 375-2466
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

485 Lexington Ave, Floor 11   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Velocity Clearing, LLC
As of December 31, 2020
And Report of Independent Registered Public Accounting Firm

Velocity Clearing, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included above) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm – Compliance Examination.
[ ] Rule 15c3-3 Compliance Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, <u>Frank W. Bracero</u>, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to Velocity Clearing, LLC (the "Company") for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


_____
Signature

<u>Frank W. Bracero</u>
Name

<u>Chief Financial Officer</u>
Title


**Subscribed and sworn
to before me**

_____



ROBERT E MEYER
Notary Public – State of New York
NO. 01ME6358188
Qualified in Richmond County
My Commission Expires May 8, 2021

03/01/2021

Velocity Clearing, LLC
Index

 Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Velocity Clearing, LLC
Hazlet, New Jersey

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velocity Clearing, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
March 1, 2021

1.

Velocity Clearing, LLC
Statement of Financial Condition
For the year ended December 31, 2020

Assets

Cash	$	26,690,366
Cash segregated under federal and other regulations		14,859,000
Securities borrowed		326,446,671
Securities received as collateral - at fair value		21,597,008
Receivables from customers, net		6,444,394
Receivables from brokers, dealers and clearing organizations		3,981,978
Securities borrowed interest receivable		4,536,806
Accounts receivable - locate service fees		2,100,682
Accounts receivable - introducing fees		1,967,596
Other assets		705,719
Total assets	$	**409,330,220**

Liabilities and Members' Equity

Liabilities

Securities loaned	$	315,812,254
Obligation to return securities received as collateral - at fair value		21,597,008
Payables to customers		19,409,373
Securities loaned interest payable		3,794,832
Payables to non-customers		194,920
Accounts payable		1,944,490
Accrued expenses and other liabilities		1,832,511
Total liabilities		**364,585,388**

Members' Equity

		44,744,832
Total liabilities and member's equity	$	**409,330,220**

The accompanying notes are an integral part of this Statement of Financial Condition.

Note 1 – Organization

Velocity Clearing, LLC (the "Company") is a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which VCT is ultimately wholly owned by Nexus Clearing, LLC ("Nexus"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc ("FINRA") and the various securities exchanges in which it maintains membership. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

The Company's principal business activities include securities borrow and securities loan activities and acting as a provider for companies to borrow specific securities. On August 22, 2019, the Company began to refer customers on a fully disclosed basis with a clearing broker-dealer for equities. The Company began accepting client collateral and clearing equities for certain customers and brokers with proprietary accounts on a direct basis in January 2020.

On February 1, 2020, the Company changed its legal name to Velocity Clearing, LLC from Quantex Clearing, LLC.

On February 3, 2020, the Company was approved for membership on the NASDAQ BX and NASDAQ PHLX LLC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes industry practices. The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Use of Estimates
Management makes estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. However, actual results could differ from those estimates and differences may be material.

Cash and Cash Segregated Under Federal and Other Regulations
The Company has all cash on deposit with a major money center bank. Cash is carried at cost, which approximates fair value. The cash balances on deposit exceeds Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk.

The Company is required by its primary regulators, the SEC and FINRA, to segregate cash or qualified securities to satisfy rules regarding the protection of client assets pursuant to the exclusive benefit of customers under the Securities Exchange Act of 1934 section 240.15c3-3 *"Customer protection – reserves and custody of securities"* ("SEC Rule 15c3- 3").

Cash	$26,690,366
Cash segregated under federal and other regulations	14,859,000
Total cash shown in the statement of cash flows	$41,549,366

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the

fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Securities Received from Customers and Non-Customers

Securities received from customers and non-customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. These balances of $38,020 are included in the Statement of Financial Condition in Other assets.

Accounts Payable

The balances reported in Accounts payable predominantly consists of amounts owed to various vendors for securities related activities, these amounts owed are less than 60 days outstanding.

Accrued expenses and other liabilities

The balances reported in Accrued expenses and other liabilities predominantly consists of accrued compensation and lease liability.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 6% of participant's compensation which is deferred as an elective deferral.

Recently Adopted Accounting Pronouncement

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The adoption did not have a material impact on the Company's Statement of Financial Condition.

FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance

practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Securities Borrowed and Securities Loaned Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as securities borrowed interest receivables and securities loaned interest payables, respectively. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions.

Receivables from and Payables to Customers and Non-Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin transactions and cash deposits, which are reported net by customer as Receivable from and Payable to customers in the Statement of Financial Condition. Non-customer receivables and payables represent amounts due from/to non-customers, primarily related to margin transactions and cash deposits, which are reported net by non-customer as Receivable from and Payable to non-customers in the Statement of Financial Condition. In consideration of the historical loss-

rate of a singular customer account since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from its customers and non-customers to be minimal and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve. At December 31, 2020, the Company reviewed its receivables from customers and recorded a provision of $100,000 against such net amounts record in the Statement of Financial Condition.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
The Company's receivables from/payables to broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

Receivables from locate and introducing services
The Company's revenues primarily consist of fees earned from revenue transactions. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2020.

Securities borrowed and securities loaned transactions
Securities borrowed and securities loaned transactions require the Company to deposit or return cash and other collateral with lender. The Company will earn or pay a securities rebate interest based on the collateral exchanged based on a negotiated interest rate with its counterparts. Securities borrowed and securities loaned related items are out of scope for Topic 606.

Note 3 – Regulatory Requirements

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2020, the Company had net capital, as defined, of $40,122,726 which was $39,872,726 in excess of its required net capital of $250,000.

Cash Segregated under Regulations
As a registered broker-dealer, the Company is subject to the SEC Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

As of December 31, 2020, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $12,383,421 in this account. The Company had segregated cash in a demand account with a value of $14,534,000 as of December 31, 2020. There were no additional cash movements made as a result of the computation.

As of December 31, 2020, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was required to maintain a balance of $75,021 in this account. The Company had segregated cash in a demand account with a value of $325,000 as of December 31, 2020. There were no additional cash movements made as a result of the computation.

Note 4 – Leases

The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases do not contain renewal options. The weighted average remaining life of the lease term for these leases was 2.27 years as of December 31, 2020.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.06% in determining the lease liability as of December 31, 2020. The right-of-use asset amounted to $339,817 and included within Other assets in the Statement of Financial Condition

The Company made a policy election to exclude the recognition requirements of ASC 842 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2020.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2020 is shown below:

2021	$	134,466
2022		93,489
2023		61,642
2024		59,644
Thereafter		15,285
Total future minimum lease payments (undiscounted)		364,526
Discounting effect on cash flows		(19,043)
Lease liability (discounted)	$	345,483

Note 5 - Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of or providing services to the Company. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the Statement of Financial Condition for these indemnifications.

Note 6 - Fair Value Measurements

The Company utilizes various methods to measure the fair value of investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2020.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total assets measured at fair value
Securities received as collateral - at fair value	$ 21,597,008	$ -	$ -	$ 21,597,008
	$ 21,597,008	$ -	$ -	$ 21,597,008

	Level 1	Level 2	Level 3	Total liabilities measured at fair value
Obligation to return securities received as collateral - at fair value	$ 21,597,008	$ -	$ -	$ 21,597,008
	$ 21,597,008	$ -	$ -	$ 21,597,008

Securities received and obligation to return securities received as collateral consist of US Exchange Traded Equity securities, which are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

Note 7 – Line of Credit

The Company has a secured financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $5,000,000, bearing interest at the rate of 3.90% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was no outstanding principal balance at December 31, 2020.

Velocity Clearing, LLC
Notes to Statement of Financial Condition
December 31, 2020

Note 8 – Related Party Transaction

The Company engages in various securities transactions with a broker dealer affiliate.

At December 31, 2020, assets and liabilities with a related party consist of:

Assets		
Securities borrowed	$	4,568,402
Securities borrowed interest receivable		355,465
Total assets	$	4,923,867
Liabilities		
Securities loaned	$	25,307,596
Securities loaned interest payable		82,912
Accrued expenses and other liabilities		100,000
Total liabilities	$	25,490,508

The Company has payables to principals recorded in Payable to non-customer of $119,899 at December 31, 2020.

The Company has a shared services agreement from an affiliate, VCT Technologies which provides various computer related and informational technology support to the Company under a services agreement.

Effective June 1, 2020, the Company entered into a $15,000,000 unsecured line of credit agreement to an affiliate. This agreement was not drawn upon during 2020.

Note 9 – Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2020, the underlying non-cash collateral for securities borrowed and securities lending transactions were US denominated equities.

At December 31, 2020, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securitites borrowed transactions	$ 309,349,133
Fair value of non-cash collateral related to securitites borrowed transactions	21,597,008
Total	$ 330,946,141

At December 31, 2020, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securitites loaned transactions	$ 303,835,754
Fair value of non-cash collateral related to securitites loaned transactions	21,597,008
Total	$ 325,432,762

Note 10 – Credit Risk and Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash and non-cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

Note 11 – Novel Coronavirus ("COVID-19")

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. This impact could affect the Company's business and results of operations. The Company has taken precautions to protect the safety and well-being of its employees and customers. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on our clients, employees, and operations.

The ultimate financial impact is unknown at this time. However, if these actions are sustained, it may adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience a material, adverse effect on our business operations, asset valuations, financial condition, and results of operations. As of the period ended December 31, 2020, the Company's operating results were not materially adversely impacted.

Note 12 – Subsequent Events

The Company made a capital withdrawal paid to VCT of $750,000, $2,200,000, and $1,000,000 on January 6, 2021, January 29, 2021, and February 16, 2021, respectively.

****